KBL Merger Corp. IV

527 Stanton Christiana Rd.

Newark, DE 19713

May 30, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention : Russell Mancuso

Re:	KBL Merger Corp. IV
Registration Statement on Form S-1
Filed April 26, 2017, as amended
File No. 333-217475

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KBL Merger Corp. IV (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Thursday, June 1, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Marlene Krauss, M.D.
Marlene Krauss, M.D. Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Holland & Knight LLP